

Mail Stop 4546

May 18, 2017

Dr. Horst G. Zerbe
Chairman, President and Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams, Ville St-Laurent
Quebec H4S 1Y2 Canada

    Re: IntelGenx Technologies Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 12, 2017
           File No. 333-217148

Dear Dr. Zerbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2017 letter.

Documents Incorporation by Reference, page 91

1.   We note that you have incorporated certain information by reference, including information filed after the effective date of the registration statement. However, you are offering penny stock and therefore are not eligible to incorporate by reference on Form S-1. See General Instruction VII.D to Form S-1. Please revise your registration statement accordingly.

Exhibits

2.   Please file the Form of Agency Agreement, Form of Indenture and the legal opinions with the next amendment to your registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Richard Raymer, Esq.
        Dorsey & Whitney LLP